Exhibit 3

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

BRITISH AMERICAN TOBACCO P.L.C.

2. Name of scheme

A)	BRITISH AMERICAN TOBACCO P.L.C. Sharesave Scheme - 1,500,000 Ordinary shares of 25p each (Ref: 0287580) (GB0002875804)

B)	BRITISH AMERICAN TOBACCO P.L.C. Sharesave Scheme - 1,500,000 Ordinary shares of 25p each (Ref: 0287580) (GB0002875804)

3. Period of return:

From 1 January 2025 to 30 June 2025

4. Balances under scheme from previous return:

A)	164,953

B)	N/A

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

A)	N/A

B)	1,500,000

6. Number of securities issued/allotted under scheme during period:

A)	51,662

B)	0

7. Balance under scheme not yet issued/allotted at end of period:

A)	113,291

B)	1,500,000

8. Number and class of securities originally listed and the date of admission:

A)	1,500,000 listed on 01.05.15 (REF: 0287580) (GB0002875804)

B)	1,500,000 listed on 03.03.25 (REF: 0287580) (GB0002875804)

9. Total number of securities in issue at the end of the period:

2,328,801,808 Ordinary Shares of 25p each which figure includes 133,005,360 shares held in Treasury.

Contact for queries:

Name: N. Jiang

Address: Globe House, 4 Temple Place, London WC2R 2PG

Telephone: +44 20 7845 1044

Date: 1 July 2025